 Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2016 and 2015

Expressed in Canadian Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in thousands of Canadian dollars)

As at June 30, 2016 and December 31, 2015 (Unaudited)

	June 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$28,835	$17,860
Trade and other receivables	17,850	12,576
Inventories (note 3)	6,244	8,536
Other current assets	1,734	1,110
Derivative assets (note 4)	358	—
	55,021	40,082
Non-current assets:
Mineral properties, plant and equipment	18,298	21,252
Exploration and evaluation assets	2,756	5,427
Intangible assets	3	111
Deferred tax asset	231	413
	$76,309	$67,285

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$5,600	$6,830

Non-current liabilities:
Reclamation and remediation provision	5,002	4,762
Deferred tax liability	3,846	3,998
	14,448	15,590

Shareholders’ equity:
Share capital	134,949	125,646
Reserves	18,199	11,137
Deficit	(91,287)	(85,088)
	61,861	51,695
	$76,309	$67,285

See accompanying notes to the condensed interim consolidated financial statements.

1

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of Canadian dollars, except per share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Revenue	$25,576	$19,183	$44,030	$39,434
Cost of sales
Production costs	12,411	12,470	23,119	26,068
Amortization and depletion	1,537	5,010	3,087	11,010
Share-based compensation	102	35	151	163
	14,050	17,515	26,357	37,241

Mine operating earnings	11,526	1,668	17,673	2,193

General and administrative expenses
Administrative expenses	1,517	1,587	3,174	3,661
Amortization and depletion	67	61	136	125
Share-based compensation	225	115	432	214
	1,809	1,763	3,742	4,000

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	808	444	2,644	1,215
Mine development costs	1,101	509	1,689	653
Share-based compensation	29	88	56	145
	1,938	1,041	4,389	2,013

Impairment charge (note 6)	2,191	—	2,191	—

Finance and other income (expense)
Interest income	32	87	61	226
Finance costs	(37)	(47)	(62)	(67)
Foreign exchange gain (loss)	(6,250)	(3,837)	(12,394)	2,129
Other income	21	32	44	58
	(6,234)	(3,765)	(12,351)	2,346

(Loss) income before income taxes	(646)	(4,901)	(5,000)	(1,474)

Income tax expense (recovery)	1,092	(179)	1,199	(342)
Net (loss) income for the period	$(1,738)	$(4,722)	$(6,199)	$(1,132)

Other comprehensive income (loss), net of tax
Items that are or may be reclassified subsequently to net income (loss):
Foreign currency translation	3,600	1,847	7,180	(207)
Change in fair value of available-for-sale financial assets (net of tax)	—	—	4	—
	3,600	1,847	7,184	(207)
Total comprehensive (loss) income for the period	1,862	(2,875)	985	(1,339)

Earnings (loss) per share (note 8)
Basic and diluted	$(0.01)	$(0.03)	$(0.04)	$(0.01)

 See accompanying notes to the condensed interim consolidated financial statements.

2

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of Canadian dollars)

For the six months ended June 30, 2016 and 2015 (Unaudited)

	Share Capital		Reserves
	Number of shares (000’s)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Income (deficit)	Total share- holders’ equity
Balance at January 1, 2015	139,562	$124,178	$13,056	$(2,537)	$(221)	$10,298	$(75,747)	$58,729
Cangold acquisition	2,139	1,455	9	—	—	9	—	1,464
Share options exercised	12	13	(4)	—	—	(4)	—	9
Share-based compensation	—	—	522	—	—	522	—	522
Comprehensive income (loss)	—	—	—	(207)	—	(207)	(1,132)	(1,339)
Balance at June 30, 2015	141,713	$125,646	$13,583	$(2,744)	$(221)	$10,618	$(76,879)	$59,385

Balance at January 1, 2016	141,713	$125,646	$14,296	$(2,934)	$(225)	$11,137	$(85,088)	$51,695
At-the-Market offering (note 8)	3,339	6,571	—	—	—	—	—	6,571
Share options exercised	2,170	2,732	(761)	—	—	(761)	—	1,971
Share-based compensation	—	—	639	—	—	639	—	639
Comprehensive income (loss)	—	—	—	7,180	4	7,184	(6,199)	985
Balance at June 30, 2016	147,222	$134,949	$14,174	$4,246	$(221)	$18,199	$(91,287)	$61,861

See accompanying notes to the condensed interim consolidated financial statements.

3

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of Canadian dollars)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015

Cash flows from operating activities
Net income (loss) for the period	$(1,738)	$(4,722)	$(6,199)	$(1,132)
Items not involving cash:
Amortization and depletion	1,604	5,071	3,223	11,135
Impairment charge (note 6)	2,191	—	2,191	—
Unrealized foreign exchange loss (gains)	6,477	3,406	12,902	(1,410)
Income tax expense (recovery)	1,092	(179)	1,199	(342)
Share-based compensation	356	238	639	522
Other non-cash items (note 11)	116	(39)	132	(158)
Interest received	41	11	58	60
Income taxes paid	(287)	(219)	(293)	(278)
	9,852	3,567	13,852	8,397
Changes in non-cash working capital:
Decrease (increase) in trade and other receivables	(5,760)	1,262	(7,112)	(1,765)
Decrease in inventories	1,405	936	1,010	1,030
Decrease (increase) in other current assets	(385)	82	(760)	(477)
Increase (decrease) in trade and other payables	150	(341)	(1,366)	164
Net cash from operating activities	5,262	5,506	5,624	7,349

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,155)	(2,160)	(1,730)	(3,485)
Acquisition of Cangold	—	(62)	—	(994)
Additions to exploration & evaluation assets	—	(2,157)	—	(2,157)
Net cash used in investing activities	(1,155)	(4,379)	(1,730)	(6,636)

Cash flows from financing activities:
Proceeds from At-the-Market offering, net of expenses (note 8)	6,571	—	6,571	—
Proceeds from exercise of share options	1,304	—	1,971	9
Net cash from financing activities	7,875	—	8,542	9

Effect of foreign currency translation on cash and cash equivalents	(128)	(389)	(1,461)	742

Increase in cash and cash equivalents	11,854	738	10,975	1,464
Cash and cash equivalents, beginning of period	16,981	18,694	17,860	17,968
Cash and cash equivalents, end of period	$28,835	$19,432	$28,835	$19,432

Supplemental cash flow information (note 11)

See accompanying notes to the condensed interim consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

1.	Nature of Operations

Great Panther Silver Limited (the “Company”) is a public company which is listed on the Toronto Stock Exchange and on the NYSE MKT LLC and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, BC.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, and the associated infrastructure. The Company also has mineral property interests in the exploration stage: the El Horcon, Santa Rosa and Plomo projects located in Mexico, as well as the Argosy project located in the Red Lake Mining District in Northwestern Ontario, Canada.

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2015, except as disclosed in note 5. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last financial statements. Certain amounts in the prior period have been reclassified to conform with the presentation in the current period.

These condensed interim consolidated financial statements were approved by the Board of Directors on August 2, 2016.

Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2015.

3.	Inventories

	June 30, 2016	December 31, 2015
Concentrate	$3,225	$4,256
Ore stockpile	311	688
Materials and supplies	2,607	3,515
Silver bullion	101	77
	$6,244	$8,536

The amount of inventory recognized as cost of sales for the three and six months ended June 30, 2016 and for the year ended December 31, 2015 includes production costs and amortization and depletion directly attributable to the inventory production process.

Silver bullion inventory included reversal of previous write-down to net realizable value for the six months ended June 30, 2016 of $8 (2015 - write-down of $2) which was recognized as income in the period.

4.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar in relation to the Mexican peso will consequently impact the financial performance of the Company. In an attempt to minimize the exposure to changes in the US dollar/Mexican peso exchange rate, the Company entered into forward contracts during the six months ended June 30, 2016 to purchase MXP320 million (in exchange for US dollars at various pre-determined rates varying from MXP18.285/USD to MXP19.451/USD) at various dates throughout the year ending December 31, 2016.

The fair value of the outstanding foreign currency forward contracts as at June 30, 2016 (MXP250 million) was estimated as an asset of $358. A derivative gain of $358 was recognized as part of foreign exchange gains (losses) within the statement of comprehensive income for the six months ended June 30, 2016, while a derivative loss of $379 was recognized during the three months ended June 30, 2016.

5

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

5.	Mineral properties, plant and equipment

Change in estimate - useful life of the GMC

The carrying value of the Cata processing plant, the tailings dam, and other infrastructure associated with the GMC (collectively referred to as the “GMC assets”) are depreciated on a straight line basis over the estimated remaining useful life of the GMC. On February 22, 2016, the Company provided an update on the Mineral Resource for the GMC, following which management reviewed the remaining useful life of the GMC. The estimate of the useful life of the GMC was determined to be 3 years, an increase from the previous estimate of 1 year as at January 1, 2016. As a result, the depreciation recorded during the current quarter was approximately $179 less than would have been recorded prior to the change in estimate ($358 less than would have been recorded for the six months ended June 30, 2016, prior to the change in estimate). Management determined that the impact of the change in estimate of amortization expense on future periods, when compared to the amount that would have otherwise been recorded, is $716 per annum.

6.	Exploration and evaluation assets

Impairment charge - Coricancha Mine Complex

On May 11, 2016, the Company announced that it had given notice to Nyrstar N.V. (“Nyrstar”) of termination of its option agreement with wholly-owned subsidiaries of Nyrstar for a 100% interest in the Coricancha Mine Complex in Peru. As a result of the termination of the option agreement, the Company recorded an impairment charge of $2,191 against the carrying value of the Coricancha Mine Complex during the three months ended June 30, 2016, reducing the carrying value to nil.

7.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short term investments, marketable securities, trade and other receivables, and trade and other payables. The carrying values of cash and cash equivalents, short term investments, trade and other receivables, foreign currency derivative contracts, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at the balance sheet date. The embedded derivative in trade accounts receivable is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 - Inputs that are not based on observable market data.

There have been no transfers between fair value levels during the reporting period.

The following table summarizes the Company’s financial instruments as at June 30, 2016:

	Available for-sale financial assets	Loans and receivables	Financial assets at fair value through P&L	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$—	$28,835	$—	$—	$28,835	n/a
Marketable securities	9	—	—	—	9	Level 1
Trade and other receivables	—	5,022	12,828	—	17,850	Level 2
Derivative assets	—	—	358	—	358	Level 2

Financial Liabilities
Trade and other payablues	$—	$—	$—	$5,600	$5,600	n/a

6

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

8.	Share capital
(a)	At-the-Market financing

On April 21, 2016, the Company announced that it had entered into an At-the-Market Offering agreement. The Company has the discretion during the term of the agreement to sell common shares of the Company to a maximum gross sales proceeds of US$10.0 million. As at June 30, 2016, the Company had issued 3,338,627 shares under the Offering for net proceeds of $6,571 (US$5.4 million less share issuance cost of $327). In connection with the bought deal offering (note 13), the Company has agreed to suspend the sale of common shares under the At-the-Market Offering for a period of 45 days following the July 12, 2016 closing of the bought deal offering.

(b)	Share options

The Company is authorized to grant incentive share options (“options”) to officers, directors, employees and consultants as incentive for their services, subject to limits with respect to insiders. Pursuant to the Company’s 2016 Amended and Restated Incentive Share Option Plan, options are non-transferable, subject to permitted transferees, and the aggregate may not exceed 10% of the outstanding shares at the time of an option grant and the aggregate to any one person may not exceed 5% of the outstanding shares. The exercise price of options is determined by the Board of Directors but shall not be less than the closing price of the common shares on the Toronto Stock Exchange on the last business day immediately preceding the date of grant. Grant date share price is the closing market price on the day the options were granted.

Options have expiry dates of no later than 5 years after the date of grant and will cease to be exercisable 90 days following the termination of the participant’s employment or engagement.

	2016
	Options (000’s)	Weighted average exercise price
Outstanding, as at December 31, 2015	12,976	$1.11
Granted	1,346	2.19
Forfeited/Expired	(1,186)	1.37
Exercised	(2,170)	0.89
Outstanding, as at June 30, 2016	10,966	$1.24
Exercisable, as at June 30, 2016	4,784	$1.41

Range of exercise price	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
$0.65	3,154	3.9	900	$ 0.65
$0.71	2,187	4.2	728	0.71
$0.86	300	3.3	83	0.86
$1.31	2,161	3.0	1,255	1.31
$1.71 to $3.00	3,164	2.6	1,818	2.23
	10,966	3.4	4,784	$ 1.41

During the three and six months ended June 30, 2016, the Company recorded share-based compensation expense of $356 and $639, respectively (three and six months ended June 2015 - $238 and $522, respectively).

The weighted average fair value of options granted during the six months ended June 30, 2016 was $0.98 (six months ended June 30, 2015 - $0.22). The fair value per option granted was determined using the following weighted average assumptions at the time of the grant using the Black Scholes option pricing model as follows:

	2016	2015
Risk-free interest rate	0.51%	0.64%
Expected life (years)	2.58	1.98
Annualized volatility	73%	67%
Forfeiture rate	15%	18%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government bonds with a remaining term equal to the expected life of the options.

7

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

8.	Share capital - continued
(c)	Loss per share and diluted loss per share

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Net income (loss) for the period	$(1,738)	$(4,722)	$(6,199)	$(1,132)
	(000’s )	(000’s )	(000’s )	(000’s )
Basic weighted average number of shares outstanding	144,402	140,408	143,133	139,986
Effect of dilutive share options	—	—		—
Diluted weighted average number of shares outstanding	144,402	140,408	143,133	139,986
Loss per share:
Basic and diluted	$(0.01)	$(0.03)	$(0.04)	$(0.01)

All of the outstanding share options represent potentially dilutive shares and have not been included in the diluted earnings per share calculation for the years presented because the effect of including these shares would be anti-dilutive.

9.	Commitments and contingencies
(a)	Commitments

As of June 30, 2016, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$2,017	$313	$631	$599	$474
Equipment purchases	166	166	—	—	—
Consulting	12	12	—	—	—
Total commitments	$2,195	$491	$631	$599	$474
(b)	Contingencies

During the three months ended March 31, 2016, the Comision Nacional del Agua (“CONAGUA”), the Mexican federal agency responsible for water administration, required the Company to make formal applications for permits associated with the occupation and construction of the tailings facility at the GMC (the “Tailings Permits”). In response, the Company filed its applications and CONAGUA requested further technical information in order to process the application. The Company is in the process of compiling technical information relating to the construction of the tailings dam and the development of the tailings dam over time, including development that pre-dates the Company’s operations. The compilation, internal review, submission and CONAGUA’s review of such information, and such additional information as may be required by CONAGUA, may require several months to complete. The Company requires the Tailings Permits before it can expand the area of its tailings facility. The Company believes its current tailings footprint can be maintained for its current operations at the GMC until 2020. While the Company is confident that it will be able to obtain the Tailings Permits, there is no guarantee that it will complete the review process with CONAGUA without any actions that may suspend its operations. Nor is there any guarantee that the terms of such permits will be favorable to the Company. The failure to obtain a required permit could impact the Company’s ability to continue operating the tailings facility at the GMC.

8

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

10.	Related party transactions
(a)	Goods and services

The Company entered into the following related party transactions:

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Services provided to Cangold Limited and its subsidiary	—	$(176)	—	$(224)

The above transactions occurred in the normal course of operations and are measured at fair value. There were no related party balances outstanding as at June 30, 2016 or December 31, 2015.

(b)	Compensation of key management personnel

Key management includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and the Vice Presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2,448 to certain officers and management in the event that there is a change of control of the Company.

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Salaries and benefits, consulting and management fees	$437	$416	$862	$836
Directors fees	77	77	154	170
Termination benefits	—	—	—	48
Share-based compensation	248	25	460	160
	$762	$518	$1,476	$1,214
11.	Supplemental cash flow information
(a)	Other non-cash items
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Non-cash amounts associated with reclamation provision (through P&L)	$99	$9	$144	$30
Interest expense	49	39	49	38
Interest income	(32)	(87)	(61)	(226)
	$116	$(39)	$132	$(158)
(b)	Non-cash investing and financing activities
	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
Change in trade payables related to mineral properties, plant and equipment	$25	$81	$52	$73
Change in rehabilitation provision asset	379	—	721	597
Shares, options and warrants issued in relation to acquisition of Cangold	—	1,464	—	1,464
(c)	Undrawn credit facilities

On June 13, 2016, the Company renewed its US$10.0 million credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2017 and bears interest at a rate of LIBOR plus 5%. In addition, Auramet has also provided the Company with a US$0.5 million margin credit facility, should the Company wish to enter into any derivative instruments associated with commodities marketed to parties other than Auramet. The Company has not drawn down any amounts on these facilities.

9

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of Canadian dollars, except share data)

For the three and six months ended June 30, 2016 and 2015 (Unaudited)

12.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, one exploration and one Corporate. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold, and the Topia operations produce silver, gold, lead and zinc.

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended June 30, 2016
External mineral sales	$20,993	$4,583	$—	$—	$25,576
Income (loss) before income taxes	9,180	1,204	(2,558)	(8,472)	(646)
Net income (loss)	9,182	1,174	(2,558)	(9,536)	(1,738)
Additions to non-current assets	975	190	—	—	1,165

Six months ended June 30, 2016
External mineral sales	$35,623	$8,407	$—	$—	$44,030
Income (loss) before income taxes	14,502	1,287	(3,975)	(16,814)	(5,000)
Net income (loss)	14,502	1,257	(3,975)	(17,983)	(6,199)
Additions to non-current assets	1,381	384	—	—	1,765

June 30, 2016
Total assets	$24,282	$17,117	$356	$34,554	$76,309
Total liabilities	$6,298	$2,773	$65	$5,312	$14,448

	Operations
	GMC	Topia	Exploration(1)(2)	Corporate	Total
Three months ended June 30, 2015
External mineral sales	$—	$3,830	$—	$15,353	$19,183
Income (loss) before income taxes	1,322	24	(830)	(5,417)	(4,901)
Net income (loss)	1,322	20	(830)	(5,234)	(4,722)
Additions to non-current assets	2,021	184	—	—	2,205

Six months ended June 30, 2015
External mineral sales	$—	$7,932	$—	$31,502	$39,434
Income (loss) before income taxes	1,687	177	(969)	(2,369)	(1,474)
Net income (loss)	1,633	132	(969)	(1,928)	(1,132)
Additions to non-current assets	3,192	329	—	—	3,521

December 31, 2015
Total assets	$22,365	$17,158	$6,406	$21,356	$67,285
Total liabilities	$7,209	$3,080	$103	$5,198	$15,590

(1)	Includes the Company’s exploration and evaluation assets of Santa Rosa, El Horcon, Coricancha Mine Complex and the GDLR Project.
(2)	In May 2015, the Company expanded its geographic reach to Peru. During the quarter ended June 30, 2016, the Company recorded an impairment charge of $2,191 (note 6), reducing the carrying value of the non-current assets associated with this geographic segment as at June 30, 2016 to nil (December 31, 2015 - $2,018).

13.	Subsequent event

On July 12, 2016, the Company closed a bought deal offering for gross proceeds of US$29.9 million, consisting of 18,687,500 units at a price of US$1.60 per unit. Each unit consisted of one common share in the capital of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one share at the exercise price of US$2.25 per share for a period of 18 months after the closing of the offering. The Company paid a cash commission to the underwriters equal to 6% of the gross proceeds of the Offering.

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